Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-11

Coeur Commences Drilling at Silver North’s Tim Project

Vancouver, BC, July 3, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that the 2024 drilling program at the Tim Property, under option to Coeur Mining, Inc. (“Coeur” NYSE-CDE) has commenced. Coeur is funding and operating the program under an option agreement to earn up to an 80% interest in the property. Current plans are to complete approximately 2,000 metres of drilling targeting silver-lead-zinc Carbonate Replacement Deposit (CRD) mineralization similar to that found at Coeur’s Silvertip Mine Property, 19 km to the south of Tim.

Jason Weber, president and CEO of Silver North states, “We are excited to see Coeur start the inaugural drill program at Tim. We are very pleased to be working with their experienced team in our efforts to bring new silver discoveries to bear for Silver North’s shareholders.”

Approximately 2,000 metres of drilling is planned from up to six drill pads, testing the potential for CRD-style mineralization along almost 2,000 metres of strike length of prospective stratigraphy. Drilling will target both structurally-hosted “chimney” style mineralization and stratigraphically controlled “manto” mineralization. Previous work has identified silver mineralization in trenches dating back to the 1980s. Recent work by Coeur to verify previous sampling returned 468.1 g/t silver, 21.1% lead, and 0.3% zinc over 4.0 metres from one re-opened trench. Another trench, located approximately 200 metres along strike, returned 265.0 g/t silver, 6.7% lead and 0.9% zinc over 8.8 metres. Silver North views the Tim as a high priority exploration target as it exhibits similar geological characteristics to Coeur’s Silvertip Project.

The 2024 program is conducted under the direction of Coeur’s exploration team based at Silvertip, under the terms of an option agreement granting Coeur the right to earn a 51% interest in the property by completing a minimum of $3.15 million in additional exploration expenditures and making additional cash payments to Silver North totalling $275,000 by December 31, 2026. Coeur can bring its interest to 80% by making additional cash payments of $100,000 per year in 2027 and 2028, completing a positive feasibility study and informing Silver North of its intention to develop a mine at Tim by December 16, 2028. Under this agreement, Coeur must fund a minimum $700,000 program in 2024. Tim is road accessible via 25 km of 4 x 4 access off the Silvertip Mine Road.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).  Silver North also holds gold and base metal projects in Yukon Territory, Colorado and Nevada and is actively seeking partners for them. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.